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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-26023


                           NOTIFICATION OF LATE FILING

(Check one): (x) Form 10-K ( ) Form 11-K ( ) Form 20-F
             ( ) Form 10-Q ( ) Form N-SAR

            For period ended: January 31, 2004


      ( )  Transition Report on Form 10-K
      ( )  Transition Report on Form 20-F
      ( )  Transition Report on Form 11-K
      ( )  Transition Report on Form 10-Q
      ( )  Transition Report on Form N-SAR

            For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: Alloy, Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 151 West 26th Street, 11th Floor

City, State and Zip Code: New York, NY 10001
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                                     PART II

                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's completion of its annual financial statements for its fiscal year ended January 31, 2004, and its independent auditor's completion of the audit of such financial statements, are pending as a result of the additional audit procedures associated with the Company's acquisition of dELiA*s Corp. in September 2003. The Company was unable to complete such financial statements, and the auditors were unable to complete their audit of such statements, without unreasonable effort or expense. The Company anticipates that audited financial statements will be completed in time for the Form 10-K to which this filing relates to be filed prior to the expiration of the 15 calendar day extension period.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Samuel A. Gradess             212                      244-4307
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             (Name)               (Area Code)             (Telephone Number)
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(2)   Have all other periodic reports required under Section 13 or 15(d) or the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        (X) Yes           ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        (x) Yes           ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Total revenues for the fiscal year ended January 31, 2004 ("fiscal 2003") increased 24% to $371.9 million compared with $299.3 million for the fiscal year ended January 31, 2003 ("fiscal 2002"). Net merchandise revenues for fiscal 2003 of $186.9 million were up 12% versus $167.6 million for fiscal 2002. Sponsorship and other revenues of $185.0 million for fiscal 2003 were up 40% compared with $131.8 million for fiscal 2002. Gross profit for fiscal 2003 increased to $182.6 million, or 49.1% of revenues, compared with $154.2 million, or 51.5% of revenues, for fiscal 2002. Operating expenses were $258.7 million for fiscal 2003 versus $134.2 million for fiscal 2002. Net loss for fiscal 2003 was $83.7 million, compared with net income of $23.3 million for fiscal 2002. Net loss attributable to common stockholders for fiscal 2003 was $85.7 million, or $2.08 per diluted share, compared with net income attributable to common stockholders of $21.2 million, or $0.53 per diluted share for fiscal 2002. Excluding the $70.8 million write-down of goodwill, trademarks and long-lived assets in the fourth quarter, the Company's net loss attributable to common stockholders for fiscal 2003 would have been $14.9 million or $0.36 per diluted share.

      The foregoing discussion comparing results of operations for fiscal 2003 with those of fiscal 2002 is based upon the Company's unaudited financial statements.

                                   ALLOY, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 16, 2004                     By:  /s/ Samuel A. Gradess
                                              ----------------------------------
                                          Name: Samuel A. Gradess
                                          Title: Chief Financial Officer